EXHIBIT 2
AIR T, INC. EXECUTIVE OFFICER AND DIRECTOR INFORMATION

The following sets forth certain information with respect to the executive officers and directors of Air T, Inc. (the “Company”).  The business address of each executive officer and director is 3524 Airport Road, Maiden, North Carolina 28650.

None of the executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the executive officers or directors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described in the Schedule 13D filing, none of the executive officers or directors is a beneficial owner of shares of Common Stock, par value $.01 per share, of the Company.  Each of the executive officers and directors is a United States citizen.

Seth G. Barkett, age 30, was elected as a director of the Company in August 2013.  Mr. Barkett has served as Director of Research of Groveland Capital LLC, a hedge fund, since February 2011.  The principal business address of Groveland Capital, LLC is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.

William R. Foudray, age 44, was elected as a director of the Company in August 2013.  Mr. Foudray has served as Executive Vice President of Vantage Financial, LLC, an equipment leasing and finance company, since he co-founded that firm in August 2011.  The principal business address of Vantage Financial, LLC is 444 Second Street, Suite 700, Excelsior, MN  20118.

Andrew L. Osborne, age 28, was elected as a director of the Company in August 2013.  Mr. Osborne has served as the Chief Executive Officer and Sole Managing Member of Kingsbury Run Capital, LLC, an investment management firm, since January 2010.  The principal business address of Kingsbury Run Capital, LLC is 100 Fox Run Terrace, P.O. Box 655, Middleburg, VA  20118.

John A. Reeves, age 47, was elected as a director of the Company in August 2013.  Mr. Reeves is retired.  He retired from Aircraft Service International, Inc., a commercial aviation services company providing ground handling, fueling and airport facility services and wholly owned subsidiary of BBA Aviation plc, in May 2013.

William H. Simpson, age 67, was elected as a director of the Company in November 2013, having previously served as a director from June 1985 to August 2013.  Mr. Simpson has served as Executive Vice President of the Company since June 1990.

Nicholas J. Swenson, age 45, has served as a director of the Company since August 2012 and as Chairman of the Board of Directors since August 2013.  Mr. Swenson was appointed as President and Chief Executive Officer of the Company in February 2014.  Mr. Swenson is also a private investor and the founder and managing member of Groveland Capital LLC, an investment management firm.  The principal business address of Groveland Capital, LLC is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.

     John J. Gioffre, age 69, was elected as director of the Company in January 2010. Mr. Gioffre is retired.  He previously served as Vice President-Finance and Chief Financial Officer of the Company from April 1984.  Mr. Gioffre will retire from the Board of Directors at the annual meeting in September 2014, when his current term as a director expires.

Exhibit 2